Exhibit 99.2

Hydro One Limited

ANNUAL MEETING OF SHAREHOLDERS

June 9, 2026

REPORT OF VOTING RESULTS

Prepared in accordance with Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the annual meeting of shareholders (the “Meeting”) of Hydro One Limited (the “Company”) held virtually via live audio webcast online on June 9, 2026. Each of the matters set out below is described in greater detail in the management information circular of the Company prepared in connection with the Meeting, which can be found at https://www.hydroone.com/abouthydroone/CorporateInformation/Documents/AGM-2026-MIC.pdf.

1.	Election of Directors

Each of the 10 director nominees proposed for election was elected as a director of the Company to serve until the next annual meeting of shareholders or until their respective successors are elected or appointed.

Director	Votes For		Votes Withheld
	#	%	#	%
Perrin Beatty	504,543,132	99.84	812,111	0.16
David Hay	503,711,300	99.67	1,643,943	0.33
Debbie Hutton	504,549,717	99.84	805,526	0.16
Stacey Mowbray	505,056,147	99.94	299,096	0.06
Mark Podlasly	505,191,366	99.97	163,877	0.03
Michael Rencheck	504,354,626	99.80	1,000,617	0.20
Melissa Sonberg	491,320,594	97.22	14,034,649	2.78
Brian Vaasjo	496,286,402	98.21	9,068,841	1.79
Susan Wolburgh Jenah	498,985,619	98.74	6,369,624	1.26
Megan Telford	505,194,052	99.97	161,191	0.03

2.	Appointment of External Auditors

KPMG LLP was appointed as the Company’s external auditors for the ensuing year and the directors were authorized to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
497,324,073	98.39	8,145,824	1.61

3.	Advisory Resolution on Approach to Executive Compensation

The advisory resolution on the Company’s approach to executive compensation was approved.

Votes For		Votes Against
#	%	#	%
496,791,747	98.31	8,563,496	1.69

DATED this 9th day of June, 2026.

HYDRO ONE LIMITED

“Cassidy McFarlane”
Name:	Cassidy McFarlane
Title:	General Counsel

[Report of Voting Results (2026 AGM) – Hydro One Limited]